Sichenzia Ross Friedman Ference LLP
61 Brodway, 32nd Floor New York NY 10006
Tel 212 930 9700 Fax 212 930 9725 www.srff.com
February 5, 2008
John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cereplast, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006 File No. 333-126378
Dear Mr. Cash:
Below, please find our responses to your January 10, 2008 comment letter, which we received on January 28, 2008:
FORM l0-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2006
Comment No.1
1. Please explain to us why you have expensed both the cost of warrants as well as the discount provided to Cumorah Capital on the common stock shares that they choose to purchase.
Response to Comment No. 1:
We believe that the appropriate accounting treatment for both the upfront commitment and the discounts on the shares offered to Cumorah Capital comes down to whether the transaction with Cumorah Capital should be considered a debt or equity transaction. We feel that Cereplast adopted a more conservative accounting treatment for the transaction as we have recorded the transaction as a debt instrument converted to shares therefore causing the fee and discount to be expensed.
In reviewing EITF 00-19, which provides guidance in determining whether a transaction is an equity or debt instrument, we would like to refer to paragraphs 29 & 30 that state:
"There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
29. To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company’s bankruptcy. Because a breach of the contract by the company is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not preclude equity classification.

30. As a result of the requirement described in the preceding paragraph, a contract cannot be classified as equity if the counterparty’s claim in bankruptcy would receive higher priority than the claims of the holders of the stock underlying the contract. The Task Force was advised that, generally, based on existing law, a net-share settled derivative that a company has a right to settle in shares even upon termination could be net-share settled in bankruptcy. The Task Force also was advised that if the contract is not net-share settled, the claim of the counterparty would not have priority over those of the holders of the underlying stock, even if the contract specified cash settlement in the event of bankruptcy. The Task Force was advised that in federal bankruptcy proceedings, a debtor cannot be compelled to affirm an existing contract that would require it to pay cash to acquire its shares (which could be the case, for example, with a physically settled forward purchase or written put). As a result, even if the contract requires that the company (debtor) pay cash to settle the contract, the company could not be required to do so in bankruptcy.”
The Cumorah Capital agreement under Section 2.6 provides a hardship clause that states that:
“In the event the Investor sells shares of the Company’s common stock after receipt of an Advance Notice and the Company fails to perform its obligations as mandated in Section 2.3, and specifically the Company fails to deliver to the Investor on the Advance Purchase Date the shares of Common Stock corresponding to the applicable Advance, the Company acknowledges that the Investor shall suffer financial hardship and therefore shall be liable for any and all losses, commissions, fees, or financial hardship caused to the Investor”
Since the transaction with Cumorah is considered to be a debt transaction rather than an equity transaction as discussed in EITF 00-19 the Company has recognized the discount and fee as cost of financing. The Company records an obligation upon receipt of the advanced funds from Cumorah and settles the obligation when discounted shares are issued.
As such, we believe that our financial statements appropriately reflect the correct accounting treatment for the Cumorah Capital transaction.
Should you have any further questions, please do not hesitate to contact the undersigned at 646-810-2185.
Sincerely,
/s/ Matthew Kamen